UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Salaried Employees
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Retirement Savings Plans (the Plans) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

Harley-Davidson Retirement Savings Plans
Financial Statements and Supplemental Schedule
Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Harley-Davidson Retirement Plans Committee
Harley-Davidson, Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for Salaried Employees, Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (collectively, the "Harley-Davidson Retirement Savings Plans" or the "Plans"), as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2017 and 2016, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Salaried Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.
Milwaukee, Wisconsin
June 22, 2018

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2017

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$697,608,204	$188,791,041	$18,355,090	$84,668,503
Receivables:
Notes receivable from participants	5,830,860	3,211,447	699,919	1,585,686
Company contribution receivable	5,694,280	40,755	10,822	33,229
Total receivables	11,525,140	3,252,202	710,741	1,618,915
Net assets available for benefits	$709,133,344	$192,043,243	$19,065,831	$86,287,418
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2016

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$565,783,245	$172,590,162	$15,616,994	$78,821,911
Receivables:
Notes receivable from participants	5,082,846	3,531,358	708,122	1,608,174
Company contribution receivable	5,179,785	49,066	10,392	56,334
Total receivables	10,262,631	3,580,424	718,514	1,664,508
Net assets available for benefits	$576,045,876	$176,170,586	$16,335,508	$80,486,419
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$76,818,986	$21,862,524	$1,921,233	$9,127,843
Interest on notes receivable from participants	206,940	155,930	28,819	76,317
Total income	77,025,926	22,018,454	1,950,052	9,204,160
Contributions:
Participant	24,039,506	6,009,140	1,263,467	2,484,650
Participant rollovers	3,209,616	137,247	36	—
Company	14,529,841	832,764	220,094	811,432
Total contributions	41,778,963	6,979,151	1,483,597	3,296,082
Total additions	118,804,889	28,997,605	3,433,649	12,500,242
Deductions:
Benefit payments and withdrawals	55,250,933	12,759,915	682,752	6,629,483
Administrative expenses	249,212	75,996	21,359	55,717
Total deductions	55,500,145	12,835,911	704,111	6,685,200
Net increase prior to transfers	63,304,744	16,161,694	2,729,538	5,815,042
Transfers from Affiliated FSI Plan (Note 1)	69,480,429	—	—	—
Transfers from (to) other Plans	302,295	(289,037)	785	(14,043)
Net increase	133,087,468	15,872,657	2,730,323	5,800,999
Net assets available for benefits at beginning of year	576,045,876	176,170,586	16,335,508	80,486,419
Net assets available for benefits at end of year	$709,133,344	$192,043,243	$19,065,831	$86,287,418
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$57,056,504	$14,599,769	$1,544,451	$7,960,611
Interest on notes receivable from participants	218,895	160,356	31,080	81,064
Total income	57,275,399	14,760,125	1,575,531	8,041,675
Contributions:
Participant	24,660,127	6,101,101	1,019,546	2,766,467
Participant rollovers	4,200,661	286,995	24,810	94,114
Company	14,377,236	864,291	176,823	909,174
Total contributions	43,238,024	7,252,387	1,221,179	3,769,755
Total additions	100,513,423	22,012,512	2,796,710	11,811,430
Deductions:
Benefit payments and withdrawals	60,390,042	13,674,846	1,526,894	10,891,058
Administrative expenses	254,265	33,351	11,500	28,989
Total deductions	60,644,307	13,708,197	1,538,394	10,920,047
Net increase prior to transfers	39,869,116	8,304,315	1,258,316	891,383
Transfers from (to) other Plans	29,466	(29,466)	—	—
Net increase	39,898,582	8,274,849	1,258,316	891,383
Net assets available for benefits at beginning of year	536,147,294	167,895,737	15,077,192	79,595,036
Net assets available for benefits at end of year	$576,045,876	$176,170,586	$16,335,508	$80,486,419
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
1. Description of Plans
The accompanying financial statements comprise certain employee retirement savings plans of Harley-Davidson, Inc. and its subsidiaries (collectively, the Company) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust). The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Affiliated FSI Plan) also participated, to a limited extent, in the Master Trust through December 28, 2017. Effective December 29, 2017, the Harley-Davidson Financial Services, Inc. 401(k) Plan was transferred into the Harley-Davidson Retirement Savings Plan for Salaried Employees and Harley-Davidson Financial Services, Inc. was added as a participating employer. The financial statements of the Affiliated FSI Plan are not included herewith.
The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each a Plan, and collectively, the Harley-Davidson Retirement Savings Plans, or the Plans) provides only general information. Participants should refer to the applicable Plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide for both participant contributions and Company contributions to be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all Plan assets are held in the Master Trust. The trustee of the Master Trust is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.
General
Harley-Davidson Retirement Savings Plan for Salaried Employees
The Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D U.S.A., LLC; Harley-Davidson Dealer Systems, Inc. (HDDS); and Harley-Davidson Financial Services, Inc. meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to certain collective bargaining agreements and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.

1. Description of Plans (continued)
Contributions
Participants may defer a portion of their compensation on a pre-tax basis through contributions to the Plans. The Plans also allow participants to make after-tax basis Roth contributions to the Plans and in-plan Roth conversions. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan sponsor and is subject to limitations under the Internal Revenue Code (the Code). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plan's documents. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (IRS) limits. Employees are automatically enrolled in the Plan unless they affirmatively opt out.

Harley-Davidson Retirement Savings Plan for Salaried Employees
The SSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire and/or employment locations. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Certain participants with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Harley-Davidson Retirement Plan (qualified pension plan) during the same period, receive an employer retirement cash contribution of 4% of their eligible pay, which is made regardless of the employee’s contribution in the SSP or Company performance. Effective January 1, 2011, HDDS employees were eligible to receive the 4% contribution regardless of hire date.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $590,602 and $650,989, respectively. Total employer retirement cash contributions to the SSP for the years ended December 31, 2017 and 2016, of $5,594,782 and $5,600,759, respectively, were reduced by forfeited non-vested accounts of $549,643 and $752,595, respectively.
The Harley-Davidson Financial Services, Inc. 401(k) Plan allowed for participant contributions matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Due to the transfer occurring on December 29, 2017, all participant and matching contributions for 2017 were recognized in the financial statements of the Affiliated FSI Plan for the year ended December 31, 2017 for employees of Harley-Davidson Financial Services, Inc.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The WHSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. As of December 31, 2017, forfeited non-vested accounts totaled $4,335. There were no forfeited non-vested accounts as of December 31, 2016.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The KCSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. As of December 31, 2017, forfeited non-vested accounts totaled $2,637. There were no forfeited non-vested accounts as of December 31, 2016.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The YSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Certain participants with a date of hire or rehire on or after February 1, 2016, and who are not covered under the Harley-Davidson Retirement Plan (qualified pension plan), receive an employer retirement contribution of 2% of eligible pay, which is made regardless of the employee’s contribution to the YSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the YSP, represents a forfeiture. As of December 31, 2017, forfeited non-vested accounts totaled $17,736. There were no forfeited non-vested accounts as of December 31, 2016.

 1. Description of Plans (continued)

Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, rollover contributions, net investment income (losses), loan fees and other administrative expenses, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of the available investment funds, which includes a self-directed brokerage account feature. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with at least 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plans on the shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.
Participants may not withdraw (prior to retirement, death, disability, or termination of employment) any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
The portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from Company matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Most administrative expenses are paid by the Plans. Loan application and service fees are paid directly by participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA, and for the WHSP, KCSP, and YSP, the applicable collective bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plans have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments, the plan sponsor will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires a plan to present its interest in a master trust and the change in that interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust's investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management has elected to not early adopt ASU 2017-06.

3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income, losses, and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating Plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets as of December 31, 2017 and 2016, is as follows:

	2017	2016
Investments at fair value:
Mutual funds	$152,076,157	$222,770,014
Brokerage accounts	28,676,742	21,374,339
Money market fund	53,524,613	66,324,502
Harley-Davidson, Inc. Common Stock Fund	111,231,242	135,161,030
Common collective trust funds	643,914,084	387,615,220
Net assets of the Master Trust	$989,422,838	$833,245,105
Investment income and losses have been allocated among the Plans and the Affiliated FSI Plan based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2017 and 2016, is as follows:

	2017	2016
Interest and dividend income	$13,557,505	$11,389,283
Net appreciation in fair value of investments	96,131,725	69,873,023
Investment income of the Master Trust	$109,689,230	$81,262,306
The Plans’ and the Affiliated FSI Plan's percentage interests in the Master Trust as of December 31, 2017 and 2016, are as follows:

	2017	2016
SSP	70.3%	67.6%
WHSP	19.2	20.9
KCSP	1.9	1.9
YSP	8.6	9.6
Affiliated FSI Plan	—	<0.1
Total	100.0%	100.0%
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2017 and 2016:

	2017	2016
Harley-Davidson, Inc. common stock	$110,170,464	$134,226,572
Money market fund	1,317,365	1,043,943
Other payable	(256,587)	(109,485)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$111,231,242	$135,161,030

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each general type of investment as of December 31, 2017 and 2016, for the Master Trust’s assets measured at fair value:
Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year-end.
Money market fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Harley-Davidson, Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: Valued at the NAV of units of a collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plans to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Brokerage accounts: These are participant self-directed investments which consist primarily of  common stock, mutual funds, and money market funds. The valuation techniques and inputs for each of these investments are described above.

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$152,076,157	$—	$—	$152,076,157
Brokerage accounts	28,676,742	—	—	28,676,742
Money market fund	53,524,613	—	—	53,524,613
Harley-Davidson, Inc. Common Stock Fund	111,231,242	—	—	111,231,242
	$345,508,754	$—	$—	345,508,754
Common collective trust funds measured at net asset value as a practical expedient:
Life cycle funds(a)				299,323,381
Index funds(b)				137,962,939
Large-cap blend fund(c)				128,694,833
Fixed income fund(d)				41,942,049
Small-cap blend fund(e)				30,797,677
Emerging market fund(f)				5,193,205
Total assets at fair value				$989,422,838

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$222,770,014	$—	$—	$222,770,014
Brokerage accounts	21,374,339	—	—	21,374,339
Money market fund	66,324,502	—	—	66,324,502
Harley-Davidson, Inc. Common Stock Fund	135,161,030	—	—	135,161,030
	$445,629,885	$—	$—	445,629,885
Common collective trust funds measured at net asset value as a practical expedient:
Life cycle funds(a)				234,827,322
Index funds(b)				104,243,611
Fixed income fund(d)				5,375,217
Small-cap blend fund(e)				27,309,646
Emerging market fund(f)				3,273,894
Mid-cap value fund(g)				12,585,530
Total assets at fair value				$833,245,105

(a)
This category of funds includes investments that are broadly diversified across global asset classes designed to remain appropriate based on a targeted retirement date. These common collective trust funds share the common goal of gradually becoming more conservative over time. There are currently no redemption restrictions on these collective trusts.

(b)	The investment strategy of these funds is to approximate the risk and return characteristics of an underlying index. There are currently no redemption restrictions on these collective trusts.

(c)
The investment strategy of this fund is to invest in companies whose value is not fully recognized by the public, focusing on both growth and value stocks. Underlying investments primarily include equities. There are currently no redemption restrictions on this collective trust.

4. Fair Value Measurements (continued)

(d)
This category of funds includes investments in fixed income U.S. Treasury Inflation-Protected Securities that provide a guaranteed return of principal linked to the rate of U.S. inflation. There are currently no redemption restrictions on this collective trust.

(e)
The investment strategy of this fund is to seek stocks that are attractively valued and have improving business prospects, but also control exposure to risk factors that could cause volatility. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.

(f)
The investment strategy of this fund is to seek exposure to emerging market equities with less volatility and less concentration risk. The strategy emphasizes broad exposure and diversification among countries, economic sectors and individual issuers. There are currently no redemption restrictions on this collective trust.

(g)
The investment strategy of this fund is to seek a value-oriented portfolio with an emphasis on dividends and valuation. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.

5. Related Party and Parties-in-Interest Transactions
Certain investments are shares of mutual funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2017 and 2016, the Master Trust held 1,294,952 and 1,374,444 shares, respectively, in the Harley-Davidson, Inc. Common Stock Fund, with a fair value of $110,170,464 and $134,226,572, respectively. During the years ended December 31, 2017 and 2016, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $3,235,393 and $3,447,639, respectively.
6. Tax Status
The SSP has received a determination letter from the IRS dated May 11, 2017, and the YSP, KCSP and WHSP have received determination letters from the IRS dated March 30, 2017, stating that each Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the SSP was amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. The plan sponsor believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans, including the SSP as amended, are qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan sponsor has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Subsequent Events
On January 25, 2018, the Board of Directors of the Company approved a plan to further improve its manufacturing operations and cost structure by commencing a multi-year manufacturing optimization plan anchored by the consolidation of its motorcycle assembly plant in Kansas City, Missouri, into its plant in York, Pennsylvania. The Company expects that the consolidation will result in the termination of the majority of active participants in the KCSP by 2019.

Harley-Davidson Retirement Savings Plans
EIN #39-1805420
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) Various participants*	Notes receivable from participants, 4.25% to 6.25%, maturing at various dates through 2027, collateralized by applicable participants’ account balances	$5,830,860
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2027, collateralized by applicable participants’ account balances	$3,211,447
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006) Various participants*	Notes receivable from participants, 4.25% to 5.25%, maturing at various dates through 2025, collateralized by applicable participants’ account balances	$699,919
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2027, collateralized by applicable participants’ account balances	$1,585,686

*	Represents a party-in-interest.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 22, 2018	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 22, 2018	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 22, 2018	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 22, 2018	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member